September 18, 2014

GasLog Partners LP
Registration Statement on Form F-1
Filed on August 14, 2014
File No. 333-198133

Dear Mr. McWilliams:

GasLog Partners LP (the “Partnership”) has today filed with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form F-1 filed on August 14, 2014 (the “Registration Statement”). This letter and Amendment No. 1 set forth the Partnership’s responses to the comments contained in your letter of September 2, 2014 (the “Comment Letter”), relating to the Registration Statement. Four clean copies of Amendment No. 1 and four copies of Amendment No. 1 that have been marked to show changes made to the Registration Statement are enclosed for your convenience along with four copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Partnership’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1.

General

1.	In your next amendment, please include all the information that may not be excluded pursuant to Rule 430A, including the information that is currently omitted from the cover page, the prospectus summary, the use of proceeds section and the capitalization table.

Response:

The Partnership confirms that it has completed the information left blank in the Registration Statement that is not permitted to be excluded pursuant to Rule 430A.

Use of Proceeds, page 63

2.	Please disclose the amount of proceeds you intend to use to finance the Pending Vessel Acquisition and the amount you intend to use to prepay or refinance related indebtedness outstanding under the Citibank Facility pursuant to Item 3.C.1 of Form 20-F. In addition, please include information regarding the cost of the assets you intend to acquire and, if the assets will be acquired from an affiliate or its associates, disclose the persons from whom the assets will be acquired and how the cost will be determined pursuant to Item 3.C.2 of Form 20-F.

Response:

The Partnership has revised the section entitled “Use of Proceeds” on page 63 of Amendment No. 1 to provide the requested information.

*     *     *

On behalf of the Partnership, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270 or D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett
D. Scott Bennett

Mr. J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Mr. Simon Crowe

Chief Financial Officer

GasLog Partners LP

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue Du Gabian

MC 98000, Monaco

Via e-mail